15049393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH. D.C.
201

AB 3/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 S. Sangamon, Suite 5-B
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kerney — (312) 421 - 6262
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Thomas Kerney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

OFFICIAL SEAL
JULIE SHARMA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/11/16

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonewall Investments, Inc.

Financial Report

December 31, 2014

Stonewall Investments, Inc.

Financial Report

December 31, 2014

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stonewall Investments, Inc.

We have audited the accompanying financial statements of Stonewall Investments, Inc., which comprise the balance sheet as of December 31, 2014, and the related statements of profit & loss, changes in retained earnings, and cash flows for the year then ended that are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stonewall Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stonewall Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been

subjected to audit procedures performed in conjunction with the audit of Stonewall Investments, Inc.'s financial statements. The supplemental information is the responsibility of Stonewall Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 18, 2015

11:37 AM
01/21/15
Accrual Basis

Stonewall Investments, Inc.
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
Evergreen - $ mkt - 4428072	110,989.90
SBT - 7034004768	6,244.89
Stonewall - Dino	1,060.48
Total Checking/Savings	118,295.27
Other Current Assets	
Investment - Stock	14,388.00
Total Other Current Assets	14,388.00
Total Current Assets	132,683.27
Other Assets	
Prepaid	517.30
Prepaid - FINRA	100.71
Prepaid SIPC	119.59
Total Other Assets	737.60
TOTAL ASSETS	**133,420.87**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,065.00
Total Accounts Payable	1,065.00
Total Current Liabilities	1,065.00
Total Liabilities	1,065.00
Equity	
Common	1,000.00
Retained Earnings	136,190.72
Net Income	-4,834.85
Total Equity	132,355.87
TOTAL LIABILITIES & EQUITY	**133,420.87**

The accompanying notes are an integral part of these financial statements.

Stonewall Investments, Inc.
Profit & Loss
January through December 2014

		Jan - Dec 14
Income		
Income		
11.B. Other Inc - Referral		1,932.83
6. Firm Investments incl div		2,532.00
7.G. Interest Income		829.15
9.G. 12b-1 fees		207.40
9.N. Other Fees		412.50
Total Income		5,913.88
Total Income		5,913.88
Expense		
17. Gen'l, Admin, Reg, and Misc		
17.H. Regulatory		
State registration	150.00	
17.H. Regulatory - Other	2,823.20	
Total 17.H. Regulatory	2,973.20	
17.I. Professional Services		
L&P Fees	3,395.00	
17.I. Professional Services - Other	3,661.15	
Total 17.I. Professional Services	7,056.15	
17.K. Errors and bad debts	0.50	
17.L. Taxes		
Replacement Tax	40.00	
17.L. Taxes - Other	23.52	
Total 17.L. Taxes	63.52	
Total 17. Gen'l, Admin, Reg, and Misc		10,093.37
Bond		655.36
Total Expense		10,748.73
Net Income		**-4,834.85**

The accompanying notes are an integral part of these financial statements.

Stonewall Investments, Inc.

Statement of Retained Earnings

December 31, 2014

Balance at the beginning of the period	236,190.72
Net income	(4,834.85)
Shareholder distribution	(100,000.00)
Balance at the end of the period	**131,355.87**

Stonewall Investments, Inc.
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-4,834.85
Adjustments to reconcile Net Income to net cash provided by operations:	
Investment - Stock	-2,448.00
Accounts Payable	1,065.00
Net cash provided by Operating Activities	-6,217.85
INVESTING ACTIVITIES	
Prepaid	49.36
Prepaid - FINRA	1,111.64
Prepaid - FINRA renewal	195.00
Prepaid SIPC	-1.59
Net cash provided by Investing Activities	1,354.41
FINANCING ACTIVITIES	
Retained Earnings	-100,000.00
Net cash provided by Financing Activities	-100,000.00
Net cash increase for period	-104,863.44
Cash at beginning of period	223,158.71
Cash at end of period	**118,295.27**

The accompanying notes are an integral part of these financial statements.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2014

Note 1 - Significant Accounting Policies

Description of Business
Stonewall Investments, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company was engaged in providing brokerage services for individual and business investors into 2013. The Company has also engaged in consulting and referral services. Referrals have resulted in ongoing payments to the company up to and after Mr. Horin's death on October 10, 2014.

Security Trades
On security trades by customers, the Company acted as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker. The firm has made no buy or sell orders since 2013.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues in the form of commissions are recognized based on the trade date of each customer transaction. Revenues earned but not received are recorded as a receivable.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2014 and 2013. Income taxes paid were $-0- and $111 for 2012 and 2013, respectively. Taxes paid in 2014 were $64.

Income Taxes
The shareholder has elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to him. Accordingly, no federal income taxes are reflected in these financial statements. State income taxes are insignificant; therefore, no accrual has been made in these financial statements. Tax returns prior to 2011 are no longer subject to examination.

Note 2 – Cash and Cash Equivalents
No notes

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2014

Note 3 –Securities Owned

Securities owned, investment-stock, consist of equity securities that are carried at quoted market value determined in an active market. The resulting changes in market value are included in income under the heading Firm Investments.

Note 4 – Common Stock

1,000 shares of no par common stock have been authorized. As of December 31, 2014 and 2013, 1,000 shares were issued and outstanding.

Note 5 – Related Party Transactions

An owner of the Company also owns National Compliance Consultants (NCC). NCC provides office space, utilities, and supplies to the Company with no expectation of future repayment.

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2014, the Company had net capital of $129,347, which was $124,347 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.82%.

Note 7 - Control Requirements

No notes/ no comment.

Note 8 - Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

Following is a reconciliation between the December 31, 2014 unaudited Focus report and this report.

Net Capital as reported on FOCUS filing	$ 117,230
Decrease in haircuts per audit	12,117
Net Capital as audited	$ 129,347

Stonewall Investments, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2014

Net Capital	
Shareholder's equity	132,356
Less nonallowable assets	738
Net capital before haircuts on security position	131,618
Haircuts on securities	(2,271)
Net capital	$ 129,347
Aggregate Indebtedness	$ 1,065
Net capital required based on aggregate indebtedness	$ 71
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 124,347
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 123,347
Percentage of Aggregate Indebtedness to Net Capital	0.8%

Stonewall Investments, Inc.

Calculation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Stonewall Investments, Inc.

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Stonewall Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonewall Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonewall Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Stonewall Investments, Inc. stated that Stonewall Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonewall Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonewall Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 18, 2015

Stonewall Investments, Inc.
411 South Sangamon Street, Suite 5-B
Chicago, Illinois 60607

Member: FINRA, SIPC

To whom it may concern, for the annual audit of this firm:

Exemption from SEC Rule 15c3-3
January 5, 2015

The owner / officer(s) of Stonewall Investments, Inc. assert, to the best of their knowledge and belief, the following statements:

1. Stonewall Investments, Inc., a registered broker dealer, is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): Stonewall Investments, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. Stonewall Investments, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

Respectfully;

Thomas Kearney, President

Bruce Deemer, owner